Exhibit 4.1

Description of Shares

As of December 31, 2024, Teucrium Commodity Trust (the “Company,” the “Trust,” “we,” “us” or “our”) had two classes of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended: shares of beneficial interest in the Teucrium Corn Fund, Teucrium Sugar Fund, Teucrium Soybean Fund, Teucrium Wheat Fund and Teucrium Agricultural Fund (together, the “Funds”).

Capitalized terms used but not defined herein shall have the meaning ascribed to them in the Annual Report on Form 10-K to which this Description of Securities is attached as an exhibit.

Form of Shares

Registered Form

For all the Funds, Shares are issued in registered form in accordance with the Trust Agreement. Global Fund Services has been appointed registrar and transfer agent for the purpose of transferring Shares in certificated form. Global Fund Services keeps a record of all Shareholders and holders of the Shares in certificated form in the registry (Register). The Sponsor recognizes transfers of Shares in certificated form only if done in accordance with the Trust Agreement. The beneficial interests in such Shares are held in book-entry form through participants and/or account holders in DTC.

Book Entry

For all Funds, individual certificates are not issued for the Shares. Instead, Shares are represented by one or more global certificates, which are deposited by the Administrator with DTC and registered in the name of Cede & Co., as nominee for DTC. The global certificates evidence all of the Shares outstanding at any time. Shareholders are limited to (1) participants in DTC such as banks, brokers, dealers and trust companies (DTC Participants), (2) those who maintain, either directly or indirectly, a custodial relationship with a DTC Participant (Indirect Participants), and (3) those who hold interests in the Shares through DTC Participants or Indirect Participants, in each case who satisfy the requirements for transfers of Shares. DTC Participants acting on behalf of investors holding Shares through such participant accounts in DTC will follow the delivery practice applicable to securities eligible for DTC’s Same-Day Funds Settlement System. Shares are credited to DTC Participants' securities accounts following confirmation of receipt of payment.

DTC

DTC has advised us as follows: It is a limited purpose trust company organized under the laws of the State of New York and is a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code and a “clearing agency” registered pursuant to the provisions of Section 17A of the Exchange Act. DTC holds securities for DTC Participants and facilitates the clearance and settlement of transactions between DTC Participants through electronic book-entry changes in accounts of DTC Participants.

Transfer of Shares

For all Funds, the Shares are only transferable through the book-entry system of DTC. Shareholders who are not DTC Participants may transfer their Shares through DTC by instructing the DTC Participant holding their Shares (or by instructing the Indirect Participant or other entity through which their Shares are held) to transfer the Shares. Transfers are made in accordance with standard securities industry practice.

Transfers of interests in Shares with DTC are made in accordance with the usual rules and operating procedures of DTC and the nature of the transfer. DTC has established procedures to facilitate transfers among the participants and/or account holders of DTC. Because DTC can only act on behalf of DTC Participants, who in turn act on behalf of Indirect Participants, the ability of a person or entity having an interest in a global certificate to pledge such interest to persons or entities that do not participate in DTC, or otherwise take actions in respect of such interest, may be affected by the lack of a certificate or other definitive document representing such interest.

DTC has advised us that it will take any action permitted to be taken by a Shareholder (including, without limitation, the presentation of a global certificate for exchange) only at the direction of one or more DTC Participants in whose account with DTC interests in global certificates are credited and only in respect of such portion of the aggregate principal amount of the global certificate as to which such DTC Participant or Participants has or have given such direction.

Creation and Redemption of Shares

The following description of the procedures for the creation and redemption of baskets is only a summary and an investor should refer to the relevant provisions of the Trust Agreement and the form of Authorized Purchaser Agreement for more detail, each of which has been incorporated by reference as an exhibit to the registration statement for each of the Funds.

The Funds create and redeem Shares from time to time, but only in one or more Creation Baskets or Redemption Baskets. The creation and redemption of baskets are only made in exchange for delivery to the Funds or the distribution by the Funds of the amount of cash equal to the combined NAV of the number of Shares included in the baskets being created or redeemed determined as of 4:00 p.m. (ET) on the day the order to create or redeem baskets is properly received.

Authorized Purchasers are the only persons that may place orders to create and redeem baskets. Authorized Purchasers must be (1) either registered broker-dealers or other securities market participants, such as banks and other financial institutions, that are not required to register as broker-dealers to engage in securities transactions, and (2) DTC Participants. To become an Authorized Purchaser, a person must enter into an Authorized Purchaser Agreement with the Sponsor. The Authorized Purchaser Agreement provides the procedures for the creation and redemption of baskets and for the delivery of the cash required for such creations and redemptions. The Authorized Purchaser Agreement and the related procedures attached thereto may be amended by the Sponsor, without the consent of any Shareholder or Authorized Purchaser. Authorized Purchasers pay a transaction fee to the Sponsor for each order they place to create one or more baskets and a fee per basket when they redeem baskets.

Authorized Purchasers who make deposits with a Fund in exchange for baskets receive no fees, commissions or other form of compensation or inducement of any kind from either the Trust or the Sponsor, and no such person will have any obligation or responsibility to the Trust or the Sponsor to effect any sale or resale of Shares.

Certain Authorized Purchasers are expected to be capable of investing directly in the Specified Commodities or the Commodity or Cryptocurrency Interest markets. Some Authorized Purchasers or their affiliates may from time to time buy or sell the Specified Commodity or Commodity or Cryptocurrency Interests and may profit in these instances.

Each Authorized Purchaser will be required to be registered as a broker-dealer under the 1934 Act and a member in good standing with FINRA or be exempt from being or otherwise not required to be registered as a broker-dealer or a member of FINRA and will be qualified to act as a broker or dealer in the states or other jurisdictions where the nature of its business so requires. Certain Authorized Purchasers may also be regulated under federal and state banking laws and regulations. Each Authorized Purchaser has its own set of rules and procedures, internal controls and information barriers as it determines is appropriate in light of its own regulatory regime.

Under the Authorized Purchaser Agreement, the Sponsor has agreed to indemnify the Authorized Purchasers against certain liabilities, including liabilities under the 1933 Act, and to contribute to the payments the Authorized Purchasers may be required to make in respect of those liabilities.

Minimum Number of Shares

There are a minimum number of baskets and associated Shares specified for each Fund in the Fund’s respective prospectus as amended from time to time. Once the minimum number of baskets is reached, there can be no more redemptions until there has been a creation basket.

	Minimum Level	Minimum Level
	of Shares	of Baskets
Teucrium Corn Fund	50,000	2
Teucrium Soybean Fund	50,000	2
Teucrium Sugar Fund	50,000	2
Teucrium Wheat Fund	50,000	2
Teucrium Agricultural Fund	50,000	4

If a Fund has not more than the minimum number of Shares outstanding, this means that there can be no redemptions of Shares until there is a creation of Shares or unless the Sponsor has reason to believe that the placer of the redemption order does in fact possess all the outstanding Shares in the Fund and can deliver them. When there can be no redemption of Shares, the price of the Fund, as represented by the bid and the ask, compared to the NAV may diverge more than would be the case if redemptions could occur.

Voting Rights

Shareholders have very limited voting rights. Specifically, the Trust Agreement provides that shareholders of the Funds holding shares representing at least a majority (over 50%) of the outstanding shares of the Funds voting together as a single class (excluding shares acquired by the Sponsor in connection with its initial capital contribution to any Trust series) may vote to (i) continue the Trust by electing a successor Sponsor as described above, and (ii) approve amendments to the Trust Agreement that impair the right to surrender Redemption Baskets for redemption. (Trustee consent to any amendment to the Trust Agreement is required if the Trustee reasonably believes that such amendment adversely affects any of its rights, duties or liabilities.) In addition, shareholders of the Funds holding shares representing seventy-five percent (75%) of the outstanding shares of the Funds, voting together as a single class (excluding shares acquired by the Sponsor in connection with its initial capital contribution to any Trust series) may vote to dissolve the Trust upon not less than ninety (90) days’ notice to the Sponsor. Shareholders have no voting rights with respect to the Trust or a Fund except as expressly provided in the Trust Agreement. For TAGS, fund Shareholders have no voting rights with respect to shares of the Underlying Funds held by that Fund.

Termination Events

The Trust and the Funds shall continue in existence from the date of their formation in perpetuity, unless the Trust or the Funds, as the case may be, is sooner terminated upon the occurrence of certain events specified in the Trust Agreement, including the following: (1) the filing of a certificate of dissolution or cancellation of the Sponsor or revocation of the Sponsor’s charter or the withdrawal of the Sponsor, unless shareholders holding a majority of the outstanding shares of the Trust, voting together as a single class, elect within ninety (90) days after such event to continue the business of the Trust and appoint a successor Sponsor; (2) the occurrence of any event which would make the existence of the Trust or the Funds unlawful; (3) the suspension, revocation, or termination of the Sponsor’s registration as a CPO with the CFTC or membership with the NFA; (4) the insolvency or bankruptcy of the Trust or the Funds; (5) a vote by the shareholders holding at least seventy-five percent (75%) of the outstanding shares of the Trust, voting together as a single class, to dissolve the Trust, subject to certain conditions; (6) the determination by the Sponsor to dissolve the Trust or the Funds, subject to certain conditions; (7) the Trust is required to be registered as an investment company under the Investment Company Act of 1940, and (8) DTC is unable or unwilling to continue to perform its functions and a comparable replacement is unavailable. Upon termination of the Funds, the affairs of the Funds shall be wound up and all of its debts and liabilities discharged or otherwise provided for in the order of priority as provided by law. The fair market value of the remaining assets of the Funds shall then be determined by the Sponsor. Thereupon, the assets of the Funds shall be distributed pro rata to the Shareholders in accordance with their Shares.